UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SPANSION INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-34747	20-3898239
(State or other jurisdiction of incorporation or organization )	(Commission File Number)	(IRS Employer Identification No.)

915 DeGuigne Drive, P.O. Box 3453, Sunnyvale, California      94088

(Address of Principal Executive Offices)      (Zip Code)

B. Drew Davies

(408) 616-6812

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2013

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

Through our reasonable country of origin inquiry and due diligence activities (described below), we have determined that the subject products that we manufacture and contract to manufacture require Spansion to file a Form SD for calendar year 2013.

A copy of the Conflict Minerals Report of Spansion Inc. (“Spansion”) for the reporting period January 1 to December 31, 2013 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at Spansion’s website at http://www.spansion.com/about/SocialResponsiblity/Pages/ConflictMinerals.aspx

Item 1.02. Exhibit.

Spansion has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

SECTION 2 - EXHIBITS

Item 2.01. Exhibit.

Exhibit Number	Description of Document

1.01	Spansion Inc. Conflict Minerals Report for the reporting period January 1 to December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SPANSION INC.

May 30, 2014	By:	/s/ Randy W. Furr
Randy W. Furr
Corporate Executive Vice President and Chief Financial Officer